EXHIBIT 99.1

For Immediate Release	Date: June 26, 2018
18-25-TR

Teck’s Q2 2018 Financial Results and Investors’ Conference Call
July 26, 2018

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) will release its second quarter 2018 earnings results on Thursday, July 26, 2018 before market open.

The company will hold an investor conference call to discuss the second quarter 2018 earnings results at 11:00 a.m. Eastern time / 8:00 a.m. Pacific time on Thursday, July 26, 2018. The conference call dial-in is 416.340.2216 or toll free 866.225.0198, no pass code required. Media are invited to attend on a listen-only basis.

A live audio webcast of the conference call, together with supporting presentation slides, will be available on Teck's website at www.teck.com.

The recording of the live audio webcast will be available from 10:00 a.m. Pacific time July 26, 2018 on Teck’s website at www.teck.com.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.  Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Ellen Lai
Coordinator, Investor Relations
604.699.4257
ellen.lai@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com